

CONTINENTAL MATERIALS CORPORATION

2001 annual report

DEAR SHAREHOLDER

It is gratifying to inform you that your Company exceeded the operating results of the prior years while establishing an earnings per share record. The assimilation of Rocky Mountain Ready Mix Concrete, Inc. (RMRM), purchased on December 31, 2000, was accomplished with an immediate positive effect on earnings, adding five cents per diluted share for the year after all related interest and other costs.

Prolonged cold and snowy weather during the first quarter of 2001 challenged the Colorado managements to control costs while retaining the ability to service customers when the weather turned favorable. Construction activity declined as the recession finally reached Colorado. In our heating and cooling segment, more seasonable weather and the addition of some new customers aided the rebound in sales of our evaporative cooler products. Furnace sales got off to a good start in 2001 thanks to a colder than normal weather pattern in the market areas served. However, the overall sales for these products were only slightly better than the prior year as economic conditions and warmer than normal weather at the end of the year, dampened sales. Fan coil sales lagged throughout the year reflecting a diminished commercial construction market.

The tragic events of 9/11 impacted all of our business lines as delays and uncertainty affected everything. However, demand for our products resumed prior to the year-end except for our fan coil products.

Overall, sales increased to $130,211,000, up 12% from 2000, primarily due to the acquisition of RMRM. Operating income and net income were respectively $9,154,000 and $6,438,000. Diluted earnings per share were $3.49 compared to $2.81 in the prior year. These results are reflected in the price of our stock.

We approach the new year with guarded optimism as many believe that economic activity will pick up during the year. If it does, we may avoid the recent decline experienced by so many companies. Demand for our products has proven somewhat resilient. In our Construction Materials segment, the population and business growth along Colorado's Front Range has continued. While this growth has slowed, it continues to be positive. The acquisition of RMRC indicates our confidence in Colorado. We plan to invest in a new concrete batch plant in the Denver market this year. In our Heating and Air Conditioning segment, we have added to our marketing efforts to combat the decline in demand. We are optimistic for our other HVAC products.

We continue to search for ways to grow your Company. Some of the internal efforts are noted above. Externally, we continue to search for appropriate acquisitions.

William G. Shoemaker, who served on our Board of Directors since 1968, retired for health reasons in May of this past year. I would like to thank Mr. Shoemaker for his lengthy support both as a director and during his service as a Vice President of the Company. His insights and business acumen will be missed.

Again, I note the dedication and hard work of our loyal employees. The year's success was truly the fruits of their contributions.

Sincerely,



James G. Gidwitz
Chairman and Chief Executive Officer

THE HEATING AND AIR CONDITIONING SEGMENT COMPRISED OF PRODUCTS MANUFACTURED BY:

Phoenix Manufacturing, Inc.
Williams Furnace Co.

The primary products manufactured by this segment are wall furnaces, console heaters, evaporative coolers and fan coils.

Furnace volume in 2001 was slightly above the prior year's level as cold weather during the first quarter got this product line off to a good start. A warmer than usual winter in key market areas, exacerbated by the general weakness of the economy and events of 9/11, caused a slowdown in orders and sales which continued until December.

Evaporative cooler sales rebounded from the lows of 2000. The return of more favorable weather provided the majority of the improvement. We added several new wholesale accounts as well.

Fan coil sales lagged throughout the year as commercial construction, and notably hotel construction, reflected the overall weakness of the economy. To make matters worse, the events of 9/11 caused several large projects to be put on hold while others were delayed indefinitely. Some of these projects have since been rescheduled but the delays pushed the projects into 2002.

Cash flow from this segment, principally generated from earnings, was good. Working capital needs were neutral. Capital expenditures were approximately $2,571,000 including an investment in new office space for Williams Furnace Co., to consolidate all administrative personnel in one location. This project had been deferred from 2000.

THE CONSTRUCTION MATERIALS SEGMENT COMPRISED OF PRODUCTS OFFERED BY:

Transit Mix Concrete Co.
Transit Mix of Pueblo, Inc.
Castle Concrete Company
Rocky Mountain Ready Mix Concrete, Inc.

The primary products offered by this segment are ready mix concrete, construction aggregates, building supplies and doors.

The economies of Denver, Colorado Springs and Pueblo have remained relatively strong although the overall construction rates have declined. Despite their proximity, each of the locations has distinct competitive economic conditions. Single family home construction, a staple of the Colorado Springs and Pueblo markets, improved over the 2000 level but the commercial markets declined dramatically. Our Denver ready mix operation focuses on the commercial and governmental markets. The Denver market experienced a lesser decline in commercial construction. New competition in the Denver market also pressured margins and sales.

Concrete volume declined overall, although experience varied by location. Prices remained stable which aided the results. Construction aggregates declined slightly from the prior year primarily as a result of the decreased internal use by the concrete division. The new sand plant in Colorado Springs will come on-line in 2002 and should reduce costs and increase yields. A new aggregates plant in Pueblo is also scheduled to go into production in 2002 as mining operations are moved from the nearly depleted west side pit to the east side deposit.

The Construction Materials segment typically requires large capital investments particularly when volume is strong. Capital spending in 2001 was approximately $6,592,000 as a number of projects deferred from 2000 added to the normal level of expenditures. We expect a decrease in capital spending in 2002. One notable project involves the replacement of an existing batch plant in the Denver market.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased to $7,579,000 at year-end compared to $6,216,000 in the prior year. Operations in 2001 provided $13,219,000 of cash compared to $10,021,000 in 2000 and the $6,272,000 generated in 1999. The increase in net cash generated by operating activities in 2001 compared to 2000 was primarily due to the increased earnings. Net changes in various working capital accounts also contributed approximately $1,073,000 of cash. The increase in net cash generated by operating activities in 2000 compared to 1999 was due primarily to the net change in receivables.

Net cash used in investing activities was $19,215,000 in 2001, $2,662,000 in 2000, and $8,982,000 in 1999. The primary use during 2001 was the $11,263,000 purchase of Rocky Mountain Ready Mix Concrete, Inc. (RMRM) net of cash on December 31, 2000. Capital expenditures for 2001, 2000 and 1999 were $9,213,000, $3,306,000 and $9,024,000, respectively. The capital expenditures were principally to support the continuing strong business demand that has been experienced by the construction materials companies in Colorado Springs and Pueblo. The expenditures in 2001 included some projects planned for 2000 that had been postponed. During 2001, the Company also invested approximately $1,800,000 in new office space in Colton. The 1999 capital additions include approximately $1,100,000 related to the implementation of a Year 2000 compliant enterprise planning system as well as the modernization and integration of Company systems. Also during 1999, the Company invested approximately $1,237,000 in new office/warehouse space in Phoenix.

Budgeted capital expenditures for 2002 are approximately $5,180,000 (including $4,050,000 for the construction materials segment and $1,060,000 for the heating and air conditioning segment), which is approximately $200,000 more than planned depreciation. The construction materials budget includes approximately $920,000 for the replacement of an existing batch plant. All other expenditures are primarily for routine replacement and upgrades in the two segments. The Company expects that the 2002 expenditures will be funded from existing cash balances and operating cash flow.

During 2001, cash of $7,359,000 was provided by financing activities. The Company increased its term debt by $12,000,000 for the acquisition of RMRM. Scheduled long-term debt repayments of $3,526,000 were made during the year including $526,000 against capital lease obligations. Cash of $600,000 was used to acquire 33,127 shares of treasury stock partially offset by proceeds of $39,000 from the exercise of stock options. During 2000, cash of $1,490,000 was used in financing activities. The Company increased its term debt by $4,000,000. Scheduled long-term debt repayments of $1,152,000 were made during the year and the $1,600,000 balance outstanding on the revolving line of credit at the end of 1999 was repaid. Cash of $2,770,000 was used to acquire 146,032 shares of treasury stock partially offset by proceeds of $32,000 from the exercise of stock options. During 1999, cash of $4,063,000 was used in financing activities. Scheduled long-term debt repayments of $2,556,000 were made during the year. Costs and expenses associated with the June cancellation of 79,096 (post-split) shares were $1,595,000. An additional $2,746,000 was used to acquire 139,574 shares of treasury stock. Borrowings against the revolving credit facility of $1,600,000 and an increase in the capital lease of $203,000 provided a portion of the above cash while proceeds from the exercise of stock options generated $144,000.

The Company maintains a term loan and revolving credit facility with two banks. At December 29, 2001 $16,000,000 was outstanding on the term loan. A revolving credit facility of up to $10,000,000 is available for seasonal needs including the funding of seasonal sales programs related to the furnace and evaporative cooler product lines. The line is also used for stand-by letters of credit to insurance carriers in support of self-insured amounts under the Company's insurance program. Borrowings are unsecured and bear interest at prime or a performance based LIBOR rate. Currently such performance based rate is LIBOR plus 1.40% for the term loan and LIBOR plus 1.15% for the revolving credit facility. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Agreement) in order to fix the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current interest rate under the Agreement is 5.78%. Such rate is subject to adjustment depending upon the Company's performance. The Company concluded that it was appropriate to take advantage of the interest rate environment and fix the interest rate at a relatively low level for a five year period.

The Company is in a strong cash position heading into 2002. The existing cash balances and anticipated cash flow in 2002, supplemented by seasonal borrowings against the revolving line of credit, will be sufficient to cover expected cash needs, including servicing debt and planned capital expenditures.

OPERATIONS 2001 VS. 2000

Consolidated sales increased $14,209,000, or 12.2% to $130,211,000. The sales of the construction materials segment increased $12,038,000 due primarily to the acquisition of RMRM. Sales at the Company's other construction materials sites declined due to cold weather during the first quarter and a decline in commercial construction in the Colorado Springs market. The heating and air conditioning segment sales improved $2,171,000 or 4.4%, compared to the previous year. The increase in the heating and air conditioning segment was due to evaporative cooler sales that improved from the depressed conditions encountered in 2000, while a small improvement in the furnace line due to cold weather during the first quarter was more than offset by a decline in fan coil sales as a result of a slow down in commercial construction.

The Company experienced a high level of price competition in all of its product lines during 2001, which the Company expects to continue into 2002. During 2001, inflation was not a significant factor at any of the operations.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, increased from 70.3% to 71.4%. This slight increase was experienced in both segments. The reduced fan coil sales and heightened competition in the furnace product line resulted in increases that more than offset the improvement in the evaporative cooler line in the heating and air conditioning segment. The addition of RMRM was the main factor in the construction materials segment increase as their cost of sales ratio has historically exceeded that experienced by the Company's other construction materials operations in Southern Colorado.

Depreciation, depletion and amortization increased from $5,419,000 to $6,387,000 due to the purchase of RMRM.

Selling and administrative expenses increased $800,000 due to the acquisition of RMRM. As a percentage of sales, selling and administrative expenses declined from 13.1% to 12.3%. RMRM was also the major factor in the percentage improvement as its relationship of selling and administrative expense to sales is relatively low, similar to the Company's other construction materials sites. Contributing to the improvement was a reduction of the selling and administrative expense level at Williams Furnace Co. which was largely due to personnel reductions.

The improved operating income primarily reflects the contribution of RMRM. An additional increase from the evaporative cooler product line more that offset the decline experienced in the furnace and fan coil product lines.

Interest expense increased $366,000 to $937,000 reflecting the increased debt resulting from the acquisition of RMRM.

Other income is primarily the result of gains from sales of aggregate properties in Colorado that were either depleted or not exploitable and miscellaneous equipment sales. These gains totaled $851,000 and $461,000 for 2001 and 2000, respectively.

The Company's 2001 effective income tax rate on income (29.2%) reflects federal and state statutory rates adjusted for state tax credits, non-deductible and other tax items. See Note 10. The reduction from the prior year's rate of 35.8% is due to California Enterprise Zone credits earned during the years 1995 through 2001. The benefit of these credits for prior and future years reduced the effective rate by 5%. Application of the credits against the tax due on the current year's earnings reduced the rate by 1.5% and is included in the 1.4% noted as "State income taxes, net of federal benefit" line in Note 10.

OPERATIONS 2000 VS. 1999

Consolidated sales declined $7,884,000, or 6% to $116,002,000. The sales of the heating and air conditioning segment declined $7,685,000 (14%) while sales of the construction materials segment were off $195,000, less than 1%, compared to the previous year. The decline in the heating and air conditioning segment was experienced by all three of the product lines.

The Company experienced a high level of price competition in all of its product lines. During 2000, inflation was not a significant factor at any of the operations.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, remained relatively constant at approximately 70%. The slight increase is primarily due to the decline in sales in the heating and air conditioning segment although heightened competition in the Pueblo, Colorado ready-mix concrete market and increased costs at two construction aggregate operations affected profit margins in the construction materials segment.

Depreciation, depletion and amortization increased from $4,998,000 to $5,419,000 due to the high level of capital expenditures during 1999.

Selling and administrative expenses decreased $988,000. As a percentage of sales, selling and administrative expenses remained relatively constant at just over 13%.

The decline in operating income primarily reflects the decreased sales, the heightened competition in Pueblo, Colorado and the increased costs at the two construction aggregate operations. The increased depreciation also had a dampening effect on operating income.

The increase in interest expense of $102,000 is the result of the higher term loan balance and higher interest rates.

The increase in other income is primarily the result of a $383,000 gain on the sale of a depleted gravel property in Colorado Springs.

The Company's 2000 effective income tax rate on income (35.8%) reflects federal and state statutory rates adjusted for non-deductible and other tax items. See Note 10.

RELATED PARTY TRANSACTIONS

The Company purchases insurance coverage for workers' compensation, general and product liability together with another group of companies controlled or related to the Company's principal shareholders to minimize insurance costs and to obtain other more favorable terms. Allocation of the expense of the program is either provided by the underwriter or based upon a formula that considers, among other things, sales levels and claim experience. Claims under the self-insured portion of the policies are allocated directly to the incurring party.

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60 was issued by the Securities and Exchange Commission during 2001 and requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following are our critical accounting policies and methods.

INVENTORIES

Inventories are priced at the lower of cost (84% at December 29, 2001 at last-in, first-out, with the remainder at first-in, first-out) or market. Inventories are reviewed annually for excess or obsolete stock with a provision recorded, where appropriate.

INTANGIBLES

Goodwill was amortized using a 40-year life through the 2001 year. In accordance with Statement of Financial Accounting Standards (SFAS) 141 and 142, goodwill will no longer be amortized as a charge to earnings. In the future, we will be required to assess goodwill for potential impairment on an annual basis.

LIABILITIES

The Company purchases insurance coverage for workers' compensation, general product and automobile liability, retaining certain levels of risk (self-insured portion). Provision for workers' compensation and automobile claims is estimated based upon information provided by the Company's independent administrator and the Company's own experience. With regard to product liability, provisions for both claims and unasserted claims that would be covered under the self-insured portion of the policies are recorded in accordance with the requirements of SFAS No. 5, "*Accounting for Contingencies*," and are reviewed at least annually for revisions in estimates.

The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon estimates of the recoverable quantities of rock and sand available in each location combined with an estimate of the total expense that will be incurred to reclaim a property. Provision is made based upon the units of production method. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. Estimates of both the quantities of recoverable material and the cost of reclamation are periodically updated by an independent professional. In a similar manner, depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand.

SALES

The Company generally recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon historical experience.

RECENTLY ISSUED ACCOUNTING STANDARDS

Emerging Issues Task Force (EITF) No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addresses the recognition, measurement and statement of earnings classification for certain sales incentives and other expenses. The Company has two types of customer programs that are considered within the scope of this statement: volume rebate incentives and cooperative advertising. The Company early adopted EITF 01-09 as both programs have historically been recorded as required by the new pronouncement. Volume rebate incentives are classified as a reduction of sales while cooperative advertising is classified as a marketing expenditure included within "selling and administrative" expenses as the advertising arrangements meet the requirement of receipt of a separable and measurable benefit.

The Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the Company will no longer be required to amortize goodwill as a charge to earnings. In addition, we will be required to annually review goodwill for potential impairment. The Company does have certain finite-lived identifiable intangible assets that will continue to be amortized over their estimated useful economic lives. These finite-lived identifiable intangible assets will be assessed for impairment under the new SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result of adopting this new standard, we currently anticipate that amortization expense will be reduced by approximately $156,000 (pre-tax) on an annual basis compared to 2001.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," were adopted by the Company effective December 31, 2000. These statements establish accounting and reporting standards for derivative instruments, including the interest rate swap agreement that the Company entered into on December 17, 2001. These statements require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. The Statement clarifies and revises existing guidance on accounting for the impairment or disposal of long-lived assets such as property, plant and equipment, amortized intangibles and other long-lived assets not specifically addressed in other accounting literature. We plan to adopt the standard at the beginning of 2002. We do not expect the adoption of this standard will have a significant impact on our 2002 financial results.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Report, words such as "anticipates," "contemplates," "expects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of factors including but not limited to: weather, interest rates, availability of raw materials and their related costs and competitive forces. Changes in accounting pronouncements could also alter projected results. Forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update them.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. Effective December 17, 2001, the Company entered into an interest swap agreement to offset the majority of the floating interest rate characteristic of the Company's term loan borrowings, see paragraph below. At December 29, 2001, the amount subject to this agreement is $15,000,000. See above discussion under Financial Condition, Liquidity and Capital Resources. The cash payments or receipts associated with this agreement are recorded as adjustments to interest expense. The effect on the 2001 operations was immaterial.

INTEREST RATES

The Company utilizes revolving credit and term-loan facilities that bear interest at either prime or an adjusted LIBOR rate. The amount outstanding under these facilities aggregated $16,000,000 at December 29, 2001. In addition, the Company is party to various capital lease agreements with fixed interest rates and original maturity dates ranging up to 60 months. As the latest of the leases matures in early 2004, and the total long-term portion of all leases is $520,000, the book and fair value was considered to be approximately the same. See Note 4.

COMMODITIES

The Company purchases commodities, such as steel, copper, aluminum, cement and cardboard for packaging, at market prices and does not currently use financial instruments to hedge commodity prices.

The statements and other information in this section constitute forward-looking statements.

OBLIGATIONS AND COMMITMENTS

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of December 29, 2001.

Payments Due by Period as of December 29, 2001 (amounts in thousands)

Contractual Obligations	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt (See Note 4)	$ 3,000	$ 9,000	$ 4,000	$ —	$ 16,000
Capital lease obligations (See Note 4)	619	520	—	—	1,139
Operating leases (See Note 8)	1,856	3,061	1,250	5,070	11,237
Minimum royalty agreement (See Note 8)	386	1,158	772	17,778	20,094
Total Contractual Obligations	$ 5,861	$ 13,739	$ 6,022	$ 22,848	$ 48,470

Amounts of Commitment Expiration per Period as of December 29, 2001 (amounts in thousands)

Other Commercial Commitments	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Standby letters of credit	$ 1,725	$ —	$ —	$ —	$ 1,725
Reclamation bonds	4,026	—	—	—	4,026
Total Commercial Commitments	$ 5,751	$ —	$ —	$ —	$ 5,751

COMMON STOCK MARKET DATA

Continental Materials Corporation shares are traded on the American Stock Exchange under the symbol CUO. Market prices for the past two years are:

	2001		2000	
	High	Low	High	Low
Fourth Quarter	$ 20.00	$ 18.70	$ 14.00	$ 10.75
Third Quarter	22.00	19.30	17.25	12.63
Second Quarter	21.35	18.80	23.00	16.00
First Quarter	18.81	13.75	23.75	21.75

At March 15, 2002, the Company had approximately 310 shareholders of record.

The Company has never paid a dividend. The Company's policy is to reinvest earnings from operations, and the Company expects to follow this policy for the foreseeable future.

SELECTED FINANCIAL DATA

(Amounts in thousands, except per share amounts)

	2001	2000	1999	1998	1997
SUMMARY OF FINANCIAL DATA					
Sales	$130,211	$116,002	$123,886	$113,210	$101,852
Earnings before interest, taxes, depreciation and amortization (EBITDA)	16,412	14,300	16,209	11,570	9,224
Net income	$ 6,438	$ 5,335	$ 6,902	$ 4,618	$ 3,110
PER SHARE DATA					
Basic earnings per share	$ 3.55	$ 2.86	$ 3.39	$ 2.15	$ 1.41
Weighted average shares outstanding	1,812	1,869	2,035	2,147	2,200
Diluted earnings per share	$ 3.49	$ 2.81	$ 3.32	$ 2.10	$ 1.39
Weighted average shares outstanding	1,845	1,901	2,082	2,196	2,239
FINANCIAL CONDITION					
Current ratio	2.2:1	2.4:1	1.7:1	2.0:1	2.4:1
Total assets	$ 86,063	$ 68,250	$ 67,751	$ 63,617	$ 54,355
Long-term debt, including current portion	17,140	7,305	4,457	6,810	8,300
Shareholders' equity	47,722	41,813	39,043	36,238	31,858
Long-term debt to net worth	.36	.18	.11	.19	.26
Book value per diluted share	$ 25.87	$ 22.00	$ 18.75	$ 16.50	$ 14.23
CASH FLOWS					
Net cash provided by (used in):					
Operating activities	$ 13,219	$ 10,021	$ 6,272	$ 14,223	$ 6,086
Investing activities	(19,215)	(2,662)	(8,982)	(6,899)	(4,239)
Financing activities	7,359	(1,490)	(4,063)	(1,728)	(702)
Net increase (decrease) in cash and cash equivalents	$ 1,363	$ 5,869	$ (6,773)	$ 5,596	$ 1,145

Continental Materials Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS FOR FISCAL YEARS 2001, 2000 AND 1999

(Amounts in thousands, except per share data)

	2001	2000	1999
Sales	$130,211	$116,002	$123,886
Freight costs	5,793	5,714	5,266
Net sales	124,418	110,288	118,620
Costs and expenses			
Cost of sales (exclusive of depreciation, depletion and amortization)	92,919	81,521	86,181
Depreciation, depletion and amortization	6,387	5,419	4,998
Selling and administrative	15,958	15,158	16,146
Operating income	9,154	8,190	11,295
Interest expense	(937)	(571)	(469)
Other income (expense), net	871	691	(84)
Income before income taxes	9,088	8,310	10,742
Income tax provision	2,650	2,975	3,840
Net income	6,438	5,335	6,902
Retained earnings, beginning of year	48,138	42,803	35,901
Retained earnings, end of year	$ 54,576	$ 48,138	$ 42,803
Basic earnings per share	$ 3.55	$ 2.86	$ 3.39
Weighted average shares outstanding	1,812	1,869	2,035
Diluted earnings per share	$ 3.49	$ 2.81	$ 3.32
Weighted average shares outstanding	1,845	1,901	2,082

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR FISCAL YEARS 2001, 2000 AND 1999

(Amounts in thousands)

	2001	2000	1999
Operating activities			
Net income	$ 6,438	$ 5,335	$ 6,902
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	6,387	5,419	4,998
Deferred income tax provision	6	532	109
Provision for doubtful accounts	134	(110)	486
Tax benefit from exercise of stock options	32	174	100
(Gain) loss on disposition of property and equipment	(851)	(402)	57
Write-down of investment in mining partnership	—	—	100
Changes in operating assets and liabilities			
Receivables	(512)	3,548	(3,926)
Inventories	754	(48)	(3,916)
Prepaid expenses	33	(142)	(450)
Prepaid royalties	(6)	(414)	(11)
Accounts payable and accrued expenses	1,152	(3,139)	1,778
Income taxes	(398)	(615)	(344)
Other	50	(117)	389
Net cash provided by operating activities	13,219	10,021	6,272
Investing activities			
Purchase of Rocky Mountain Ready Mix Concrete, Inc. net of cash received	(11,263)	—	—
Capital expenditures	(9,213)	(3,306)	(9,024)
Proceeds from sale of property and equipment	1,261	644	42
Net cash used in investing activities	(19,215)	(2,662)	(8,982)
Financing activities			
(Repayment) borrowings of revolving credit facility	—	(1,600)	1,600
Long-term borrowings	12,000	4,000	203
Repayment of long-term debt	(3,526)	(1,152)	(2,556)
Payment to purchase and cancel stock	(554)	—	(708)
Proceeds from exercise of stock options	39	32	144
Payments to acquire treasury stock	(600)	(2,770)	(2,746)
Net cash used in financing activities	7,359	(1,490)	(4,063)
Net increase (decrease) in cash and cash equivalents	1,363	5,869	(6,773)
Cash and cash equivalents			
Beginning of year	6,216	347	7,120
End of year	$ 7,579	$ 6,216	$ 347
Supplemental disclosures of cash flow items			
Cash paid during the year			
Interest	$ 990	$ 731	$ 644
Income taxes	$ 3,011	$ 2,897	$ 4,062

The accompanying notes are an integral part of the financial statements.

Continental Materials Corporation

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 29, 2001 AND DECEMBER 30, 2000

(Amounts in thousands except share data)

	December 29, 2001	December 30, 2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,579	$ 6,216
Receivables less allowance of $435 and $475	18,291	16,723
Inventories	15,648	16,014
Prepaid expenses	2,673	2,572
Refundable income taxes	394	—
Total current assets	44,585	41,525
Property, plant and equipment		
Land and improvements	3,110	2,723
Buildings and improvements	14,699	11,885
Machinery and equipment	67,336	59,310
Mining properties	4,909	4,009
Less accumulated depreciation and depletion	(57,807)	(53,200)
	32,247	24,727
Other assets		
Goodwill	6,474	—
Non-compete agreements	1,366	291
Prepaid royalties	647	641
Other	744	1,066
	$ 86,063	$ 68,250
LIABILITIES		
Current liabilities		
Current portion of long-term debt	$ 3,620	$ 2,158
Accounts payable	5,174	4,437
Income taxes	308	312
Accrued expenses		
Compensation	3,274	2,767
Reserve for self-insured losses	2,156	2,415
Profit sharing	2,611	2,440
Other	2,896	2,751
Total current liabilities	20,039	17,280
Long-term debt	13,520	5,147
Deferred income taxes	2,511	1,598
Accrued reclamation	936	1,004
Other long-term liabilities	1,335	1,408
Commitments and contingencies (Notes 5 and 8)		
SHAREHOLDERS' EQUITY		
Common shares, $.25 par value; authorized 3,000,000 shares; issued 2,574,264 shares	643	643
Capital in excess of par value	1,982	1,985
Retained earnings	54,576	48,138
Treasury shares, at cost	(9,479)	(8,953)
	47,722	41,813
	$ 86,063	$ 68,250

The accompanying notes are an integral part of the financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Continental Materials Corporation and all of its subsidiaries (the Company), including Rocky Mountain Ready Mix Concrete, Inc. (RMRM) from December 31, 2000.

On December 31, 2000, the Company acquired RMRM for $11,263,000 net of cash received. The acquisition of RMRM has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of RMRM based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $6,630,000 which has been classified as goodwill. The assigned useful life was 40 years, however, with the adoption of Statements of Financial Accounting Standards (SFAS) No. 142, the amortization of the goodwill will cease as of December 30, 2001. Had the acquisition occurred as of January 2,2000, the unaudited pro-forma results of the Company would have been sales of $129,963,000, net income of $5,536,000 and diluted earnings per share of $2.91 for the year ended December 30, 2000. These pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented, or the results which may occur in the future.

Certain prior years' amounts have been reclassified to conform to the current presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Emerging Issues Task Force (EITF) issued EITF No. 00-10 which the Company adopted during 2000. In accordance with EITF 00-10, "Sales" are reported prior to deduction of freight costs, traditionally netted by the Company against sales in arriving at "Net sales."

EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," addresses the recognition, measurement and statement of earnings classification for certain sales incentives and other expenses. The Company has two types of customer programs that are considered within the scope of this statement: volume rebate incentives and cooperative advertising. The Company early adopted EITF 01-09 as both programs have historically been recorded as required by the new pronouncement. Volume rebate incentives are classified as a reduction of sales while cooperative advertising is classified as a marketing expenditure included within "selling and administrative" expenses as the advertising arrangements meet the requirement of receipt of a separable and measurable benefit.

The Financial Accounting Standards Board issued (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, the Company will no longer be required to amortize goodwill as a charge to earnings. In addition, we will be required to annually review goodwill for potential impairment. The Company does have certain finite-lived identifiable intangible assets that will continue to be amortized over their estimated useful economic lives. These finite-lived identifiable intangible assets will continue to be assessed for impairment under SFAS No. 121, "Accounting for Certain Long-Lived Assets." As a result of adopting this new standard, we currently anticipate that amortization expense will be reduced by approximately $156,000 (pre-tax) on an annual basis compared to 2001.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," were adopted by the Company effective December 31, 2000. These statements establish accounting and reporting standards for derivative instruments, including the interest rate swap agreement that the Company entered into on December 17, 2001. These statements require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for fiscal years beginning after December 15, 2001. The Statement clarifies and revises existing guidance on accounting for the impairment or disposal of long-lived assets such as property, plant and equipment, amortized intangibles and other long-lived assets not specifically addressed in other accounting literature. We plan to adopt the standard at the beginning of 2002. We do not expect the adoption of this standard will have a significant impact on our 2002 financial results.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 29, 2001 and December 30, 2000 and the reported amounts of revenues and expenses during each of the three years in the period ended December 29, 2001. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 84% of total inventories at December 29, 2001 (86% at December 30, 2000). The cost of all other inventory is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method as follows:

Buildings	10 to 31 years
Leasehold improvements	Terms of leases
Machinery and equipment	3 to 10 years

Depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand. The estimated recoverable quantities are periodically reassessed.

The cost of property sold or retired and the related accumulated depreciation, depletion and amortization are removed from the accounts and the resulting gain or loss is reflected in other income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized and depreciated over their useful lives.

OTHER ASSETS

Amortization of certain other assets is computed on a straight-line basis over periods of 5 and 10 years.

RETIREMENT PLANS

The Company and certain subsidiaries have various contributory profit sharing retirement plans for specific employees. The plans allow qualified employees to make tax deferred contributions pursuant to Internal Revenue Code Section 401(k). The Company makes annual contributions, at its discretion, based primarily on profitability. Costs under the plans are charged to operations as incurred.

RESERVE FOR SELF-INSURED LOSSES

The Company's risk management program provides for certain levels of loss retention for workers' compensation, automobile liability and general and product liability claims. The components of the reserve have been recorded in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," and represent management's best estimate of future liability.

RECLAMATION

In connection with permits to mine properties in Colorado, the Company is obligated to reclaim the mined areas. Reclamation costs are calculated using a rate based on the total estimated reclamation costs, units of production and estimates of recoverable reserves. Reclamation costs are charged to operations as the properties are mined.

REVENUE RECOGNITION

The Company generally recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon historical experience.

INCOME TAXES

Income taxes are reported consistent with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes reflect the future tax consequences associated with the differences between financial accounting and tax bases of assets and liabilities.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables and temporary cash investments. The Company invests its excess cash in government securities. The Company has not experienced any losses on these investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. See Note 12 for a description of the Company's customer base and geographical location by segment.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. SFAS No. 144, discussed above, clarifies and revises existing guidance for accounting for the impairment of long-lived assets and will generally be effective for the Company on a prospective basis.

FISCAL YEAR END

The Company's fiscal year end is the Saturday nearest December 31. Fiscal 2001, 2000 and 1999 each consist of 52 weeks.

❷ INVENTORIES

Inventories consisted of the following (amounts in thousands):

	December 29, 2001	December 30, 2000
Finished goods	$ 7,710	$ 6,595
Work in process	1,587	1,720
Raw materials and supplies	6,351	7,699
	$ 15,648	$ 16,014

If inventories valued on the LIFO basis were valued at current costs, inventories would be higher as follows: 2001 - $1,842,000, 2000 - $1,942,000, 1999 - $1,713,000.

Reduction in inventory quantities during 2001 at one of the locations resulted in liquidation of LIFO inventory layers carried at costs that were lower than the costs of current purchases. The effect was immaterial.

❸ INVESTMENT IN MINING PARTNERSHIP

The Company has a 30% ownership interest in ORMP, a general partnership, which operated a copper mine primarily situated in Pima County, Arizona. Production at the mine was halted in February 1996. Although the Partners are attempting to sell the mine, continued low prices of copper makes it unlikely that the property will be sold. In accordance with SFAS No. 121, the remaining investment in the mining partnership was written off as of January 1, 2000. The related impairment loss of $100,000 is included in the $156,000 loss recorded for 1999. The losses are included in "Other income (expense), net" in the Consolidated Statements of Operations. Future cash contributions to ORMP for carrying costs will be expensed when made.

4 LONG-TERM DEBT

Long-term debt consisted of the following (amounts in thousands):

	December 29, 2001	December 30, 2000
Unsecured term loan	$ 16,000	$ 7,000
Capital leases	1,140	305
	17,140	7,305
Less current portion	3,620	2,158
	$ 13,520	$ 5,147

The unsecured term loan was amended as of January 2, 2001 to provide funding for the acquisition of RMRM. It is payable to two banks in semi-annual installments with final principal payment due December 15, 2006. The loan, at the Company's option, bears interest at either prime or an adjusted LIBOR rate.The term loan agreement requires the Company to maintain certain levels of consolidated tangible net worth, to attain certain levels of cash flow (as defined) on a rolling four-quarter basis, and to maintain certain ratios including consolidated debt to cash flow (as defined). Additional borrowing, acquisition of stock of other companies, purchase of treasury shares and payment of cash dividends are either limited or require prior approval by the lenders.

Effective December 17, 2001, the Company entered into an interest rate swap agreement (Agreement) in order to fix the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current interest rate under the Agreement is 5.78%. Such rate is subject to adjustment depending upon the Company's performance. Cash payments or receipts associated with this agreement are recorded as adjustments to interest expense. The fair value of the Agreement is recorded on the balance sheet with subsequent changes recorded as a separate component of shareholders' equity. The effect on the 2001 operations was immaterial. At December 29, 2001, the amount subject to this Agreement is $15,000,000 which amount decreases by $1,500,000 each September and March, terminating on December 18, 2006.

The capital leases are payable in monthly installments over varying period, the latest of which ends in April 2004. The leases bear interest at various rates based upon the prevailing interest rates at the inception of the respective leases.

Aggregate long-term debt matures as follows (amounts in thousands):

2002	$ 3,620
2003	3,364
2004	3,156
2005	3,000
2006	4,000
	$ 17,140

During 2001 and 2000, the Company had an unsecured revolving line of credit of $10,000,000. The line is with two banks and is used for short-term cash needs and standby letters of credit. Interest was charged at prime or adjusted LIBOR rates on cash borrowings during both years. The weighted average interest rate was 6.0 % for fiscal 2001 and 7.8% for fiscal 2000. There was no balance outstanding against the line as of either December 29, 2001 or December 30, 2000.

At December 29, 2001, the Company had letters of credit outstanding totaling approximately $1,725,000 that collateralize the self-insured losses.

5 COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation matters related to its continuing business, principally product liability matters related to the gas-fired heating products. In the Company's opinion, none of these proceedings, when concluded, will have a material adverse effect on the Company's results of operations or financial position as the Company has established adequate reserves for known occurrences.

6 SHAREHOLDERS' EQUITY

The shareholders approved an amendment to the Restated Certificate of Incorporation at the May 26, 1999 annual meeting effecting a reverse 1-for-50 stock split followed immediately by a forward 100-for-1 stock split of the Company's Common Stock. As permitted by Delaware law, registered stockholders whose shares of stock were converted into less than one share in the reverse 1-for-50 split received the right to receive cash equal to the fair value of those fractional interests. Registered stockholders whose shares of Common Stock, $.50 par value, converted into more than one share in the reverse split received, in the forward 100-for-1 split, a number of shares of Common Stock, $.25 par value, equal to 100 times the number of shares and fractional shares held after the reverse split. In other words, all registered stockholders originally holding 50 or more shares of Common Stock, $.50 par value, immediately prior to the effective date of the transaction hold twice the number of shares of Common Stock, $.25 par value, immediately subsequent to the transaction. The reverse and forward stock splits, together with the related cash payments to stockholders with small holdings, is referred to below as the "stock split." The effective date of the stock split was June 7, 1999.

Under the Company's Stock Option Plan (the Plan), officers and key employees may be granted options to purchase the Company's common stock at option prices established by the Compensation Committee of the Board of Directors provided the option price is no less than the fair market value at the date of the grant. The Company has reserved 360,000 shares for distribution under the Plan.

During 2001, 2000 and 1999, options for 6,000, 31,000 and 22,000 shares, respectively, were exercised. Per the agreement, 400 reload options were automatically granted during 1999 when one of the individuals paid a portion of the option price by delivery of shares of the Company's common stock. The exercise price of these reload options is $23.125, the market price of the stock on the date the reload option was granted. The reload options are vested and retain all terms of the original options, including the expiration date. At December 29, 2001, there remain 73,400 options which will expire on September 25, 2005.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plan. Accordingly, no compensation expense was recognized for its stock-based compensation Plan. Had compensation cost for the reload options been determined based on the fair value at the grant date consistent with the methodology proscribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the effect on the Company's net income and earnings per share would not have been significant.

The following is the common shares and capital in excess of par value activity during 1999, 2000 and 2001.

	Common shares	Common shares amount	Capital in excess of par value
Balance at January 2, 1999	1,326,588	$ 663	$ 3,484
Effect of reverse split	(39,456)	(20)	(1,575)
Effect of forward split	1,287,132	—	—
Common shares issued under the Stock Option Plan (from treasury)	—	—	(26)
Tax benefit from exercise of options	—	—	100
Balance at January 1, 2000	2,574,264	643	1,983
Common shares issued under the Stock Option Plan (from treasury)	—	—	(172)
Tax benefit from exercise of options	—	—	174
Balance at December 30, 2000	2,574,264	643	1,985
Common shares issued under the Stock Option Plan (from treasury)	—	—	(36)
Tax benefit from exercise of options	—	—	32
Balance at December 29, 2001	2,574,264	$ 643	$ 1,981

The Board of Directors of the Company has, from time to time, authorized various amounts to be utilized in acquiring treasury shares. Treasury share activity during 1999, 2000 and 2001 was as follows (dollars in thousands and shares restated for the stock split):

	Number of shares	Cost
Balance at January 2, 1999	508,434	$ 3,810
Purchase of treasury shares	139,574	2,746
Issuance of treasury shares related to the Stock Option Plan	(22,000)	(170)
Balance at January 1, 2000	626,008	6,386
Purchase of treasury shares	146,032	2,770
Issuance of treasury shares related to the Stock Option Plan	(31,000)	(203)
Balance at December 30, 2000	741,040	8,953
Purchase of treasury shares	33,127	600
Issuance of treasury shares related to the Stock Option Plan	(6,000)	(74)
Balance at December 29, 2001	768,167	$ 9,479

Four hundred thousand shares of preferred stock ($.50 par value) are authorized and unissued.

❼ EARNINGS PER SHARE

The Company computes earnings per share (EPS) in accordance with SFAS No. 128, "Earnings Per Share." The following is a reconciliation of the calculation of basic and diluted EPS for the years-ended 2001, 2000 and 1999 (dollars in thousands and shares restated for the stock split).

	Net income	Weighted average shares	Per-share earnings
2001			
Basic EPS	$ 6,438	1,812	$ 3.55
Effect of dilutive options	—	33	
Diluted EPS	$ 6,438	1,845	$ 3.49
2000			
Basic EPS	$ 5,335	1,869	$ 2.86
Effect of dilutive options	—	32	
Diluted EPS	$ 5,335	1,901	$ 2.81
1999			
Basic EPS	$ 6,902	2,035	$ 3.39
Effect of dilutive options	—	47	
Diluted EPS	$ 6,902	2,082	$ 3.32

❽ RENTAL EXPENSE, LEASES AND COMMITMENTS

The Company leases certain of its facilities and equipment and is required to pay the related taxes, insurance and certain other expenses. Rental expense was $3,282,000, $2,727,000 and $2,460,000 for 2001, 2000 and 1999, respectively.

Future minimum rental commitments under non-cancelable operating leases for 2002 and thereafter are as follows: 2002 - $2,242,000; 2003 - $1,659,000; 2004 - $1,438,000; 2005 - $1,123,000; 2006 - $1,011,000 and thereafter - $23,859,000. Included in these amounts is $386,000 per year and approximately $18,163,000 in the "thereafter" amount related to an aggregates lease in conjunction with the Pueblo, Colorado operation. Also included in these amounts is $235,000 per year and approximately $1,117,000 in the "thereafter" amount related to a ground lease upon which the Company owns a building leased to a third party for approximately $145,000 per year through January 2003 and $344,000 per year thereafter. The ground lease runs through October 1, 2016 and contains a renewal clause. The building lease runs through January 31, 2013.

9 RETIREMENT PLANS

As discussed in Note 1, the Company maintains retirement benefit plans for eligible employees. Total plan expenses charged to operations were $2,464,000, $2,375,000 and $2,783,000 in 2001, 2000 and 1999, respectively.

10 INCOME TAXES

The provision (benefit) for income taxes is summarized as follows (amounts in thousands):

		2001	2000	1999
Federal:	Current	$ 2,457	$ 2,156	$ 3,221
	Deferred	(144)	477	98
State:	Current	187	287	510
	Deferred	150	55	11
		$ 2,650	$ 2,975	$ 3,840

The difference between the tax rate on income for financial statement purposes and the federal statutory tax rate was as follows:

	2001	2000	1999
Statutory tax rate	34.0%	34.0%	34.0%
Percentage depletion	(1.4)	(1.4)	(1.8)
State income taxes, net of federal benefit	1.4	3.0	3.0
Non-deductible expenses	.7	.2	.1
Benefit of state tax credits	(5.0)	—	—
Other	(.5)	—	.4
	29.2%	35.8%	35.7%

For financial statement purposes, deferred tax assets and liabilities are recorded at a blend of the current statutory federal and states' tax rates—38%. The principal temporary differences and their related deferred taxes are as follows (amounts in thousands):

	2001	2000
Reserves for self-insured losses	$ 911	$ 1,012
Deferred compensation	445	469
Asset valuation reserves	1,002	1,041
Other	74	35
Total deferred tax assets	2,432	2,557
Depreciation	2,854	1,953
Other	524	708
Total deferred tax liabilities	3,378	2,661
Net deferred tax (liability)	$ (946)	$ (104)

The net current deferred tax assets are $1,565,000 and $1,494,000 at year-end 2001 and 2000, respectively, and are included with "Prepaid expenses" on the Consolidated Balance Sheets.

⑪ UNAUDITED QUARTERLY FINANCIAL DATA

The following table provides summarized unaudited fiscal quarterly financial data for 2001 and 2000 (amounts in thousands, except per share amounts):

	First quarter	Second quarter	Third quarter	Fourth quarter
2001				
Sales	$ 27,102	$ 32,934	$ 31,350	$ 34,401
Gross profit	4,501	6,687	7,192	7,433
Depreciation, depletion and amortization	1,651	1,631	1,589	1,516
Net income	(81)	1,167	1,936	3,416
Basic income per share	(.04)	.64	1.07	1.89
Diluted income per share	(.04)	.63	1.05	1.86
2000				
Sales	$ 25,350	$ 30,232	$ 29,186	$ 31,234
Gross profit	4,715	6,057	5,955	7,331
Depreciation, depletion and amortization	1,352	1,371	1,605	1,091
Net income	383	1,040	939	2,973
Basic income per share	.20	.56	.50	1.61
Diluted income per share	.20	.55	.49	1.59

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year. The fourth quarter results for 2000, as compared to 2001, were positively affected by adjustments to maintenance costs in the construction materials segment.

⑫ INDUSTRY SEGMENT INFORMATION

The Company reports its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is organized along its two principal product lines. Wall furnaces, console heaters, evaporative coolers and fan coils have been aggregated into the heating and air conditioning segment. Ready mix concrete, construction aggregates, building supplies and doors are combined to form the construction materials segment. The heating and air conditioning segment produces heating and cooling equipment for residential applications which is sold primarily to wholesale distributors and retail home centers. Fan coils are also sold to HVAC installing contractors and equipment manufacturers for commercial applications. A significant portion of fan coil revenues is dependent upon new hotel construction. Sales are nationwide, but are concentrated in the southwestern U.S. The construction materials segment is involved in the production and sale of concrete and other building materials and the exploration, extraction and sales of construction aggregates. Sales of this segment are confined to the Front Range area in Colorado.

The Company evaluates the performance of its segments and allocates resources to them based on operating income and return on investment. Other factors are also considered. Operating income is determined by deducting operating expenses from all revenues. In computing operating income, none of the following has been added or deducted: unallocated corporate expenses, interest, income or loss from unconsolidated investees, other income or loss or income taxes.

The following table presents information about reported segments for the fiscal years 2001, 2000 and 1999 along with the items necessary to reconcile the segment information to the totals reported in the financial statements (amounts in thousands).

	Heating and air conditioning	Construction materials (a)	All other (b)	Unallocated corporate (c)	Total
2001					
Revenues from external customers	$ 51,254	$ 78,809	$ 145	$ 3	$130,211
Depreciation, depletion and amortization	1,155	5,156	—	76	6,387
Segment operating income	5,257	6,881	28	(3,012)	9,154
Segment assets	30,446	46,549	38	9,030	86,063
Expenditures for segment assets	2,572	6,592	—	49	9,213
2000					
Revenues from external customers	$ 49,083	$ 66,771	$ 145	$ 3	$116,002
Depreciation, depletion and amortization	1,220	4,117	22	60	5,419
Segment operating income	5,002	6,144	45	(3,001)	8,190
Segment assets	28,868	31,536	36	7,810	68,250
Expenditures for segment assets	651	2,586	—	69	3,306
1999					
Revenues from external customers	$ 56,768	$ 66,966	$ 145	$ 7	$123,886
Depreciation, depletion and amortization	1,181	3,758	22	37	4,998
Segment operating income	7,793	7,001	43	(3,542)	11,295
Segment assets	31,568	34,157	65	1,961	67,751
Expenditures for segment assets	2,640	6,262	—	122	9,024

(a) The Construction Materials segment information for 2001 includes RMRM reflecting the purchase which was effective December 31, 2000.
(b) All other represents segments below the quantitative thresholds. The segments include a small real estate operation and the holding costs for certain mining interests that remain from the period the Company maintained significant interests in mining operations.
(c) Corporate assets consist primarily of cash and cash equivalents.

All long-lived assets are in the United States and no customer accounts for 10% or more of consolidated revenue, although a large retail customer accounted for more than 10% of the sales in the Heating and Air Conditioning segment.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Continental Materials Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and retained earnings and cash flows present fairly, in all material respects, the financial position of Continental Materials Corporation and its subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 11, 2002

FORM 10-K

The Company has filed its 2001 annual report on SEC Form 10-K with the Securities and Exchange Commission and with the American Stock Exchange. The report on Form 10-K contains additional information not included in this annual report to shareholders, but available on request. The Company will provide a copy of the 10-K report including the financial statements and schedules thereto, without charge, to any person from whom a proxy is solicited for the 2002 annual meeting, upon that person's written request to Mark S. Nichter, 225 West Wacker Drive, Suite 1800, Chicago, Illinois 60606-1229.

TRANSFER AGENT AND REGISTRAR

LaSalle National Bank
135 South LaSalle Street
Chicago, Illinois 60603
800.246.5761

ANNUAL MEETING

The annual meeting of shareholders will be held Wednesday, May 22, 2002. Formal notice will be sent to all shareholders in April.

PRINCIPAL SUBSIDIARIES

HEATING AND AIR CONDITIONING:

Phoenix Manufacturing, Inc.
Phoenix, Arizona
Manufactures evaporative air coolers and other air conditioning equipment.

Williams Furnace Co.
Colton, California
Manufactures heating and cooling equipment.

CONSTRUCTION MATERIALS:

Castle Concrete Company
and Transit Mix Concrete Co.
Colorado Springs, Colorado

Transit Mix of Pueblo, Inc.
Pueblo, Colorado

Rocky Mountain Ready Mix
Concrete, Inc.
Denver, Colorado

Produce and distribute ready mix concrete, construction aggregates, and other building materials along the Front Range in Colorado

DIRECTORS

Thomas H. Carmody
Chief Executive Officer
Summit International, LLC
(Sports marketing and distribution)

Betsy R. Gidwitz
Former Professor from
Massachusetts
Institute of Technology

James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

Ralph W. Gidwitz *
President, Chief Executive Officer
and Director of Financial
Capital, LLC
(Financial consulting)

Ronald J. Gidwitz †
Partner, GCG Partners
(Strategic counsel and equity capital)

Peter E. Thieriot
General Manager, Elk Mountain Ranch
Company, LLC
(Privately owned livestock ranch)

Joseph J. Sum
Vice President and
Chief Financial Officer

Theodore R. Tetzlaff *†
Partner, McGuireWoods LLP
(Legal services)

Darrell M. Trent *
Chairman of the Board and
Chief Executive Officer
Acton Development Company, Inc.
(Real estate development and
property management)

* member of Audit Committee
† member of Compensation Committee

PRINCIPAL OFFICERS

James G. Gidwitz
Chairman and
Chief Executive Officer

Joseph J. Sum
Vice President and
Chief Financial Officer

Mark S. Nichter
Secretary and Controller

EXECUTIVE OFFICES

225 West Wacker Drive, Suite 1800
Chicago, Illinois 60606
312.541.7200

CONTINENTAL MATERIALS CORPORATION

225 W. Wacker Drive, Suite 1800

Chicago, Illinois 60606